UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Elite Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

28659T200
(CUSIP Number)

Richard Feiner, Esq.
381 Park Avenue South
New York, NY 10016
(212) 779-8600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 23, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28659T200

SCHEDULE 13D

1	NAME OF REPORTING PERSON NASRAT HAKIM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 166,146,464[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 166,146,464[1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,146,464[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON IN

1 Information is as of July 16, 2015 and includes (a) 142,857,143 shares of Common Stock issuable upon the conversion of 100 Series I Preferred Stock (which 100 shares of preferred stock, prior to conversion, has the right to 142,857,143 votes) owned by Mikah Pharma LLC (b) 19,072,514 shares of common stock owned by the Reporting Person (c) 1,516,807 shares of Common Stock due and owing to Mr. Hakim as of June 30, 2015 (the latest practicable date) for compensation earned pursuant to Mr. Hakim’s employment agreement with the Issuer. and (d) 2,700,000 shares of Common Stock owned by the Reporting Person’s IRA. Calculation is based on shares outstanding reported on Form 10-K for year ended March 31, 2015.

CUSIP No. 28659T200

1	NAME OF REPORTING PERSON MIKAH PHARMA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 142,857,143[2]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 142,857,143[2]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,857,143[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON OO

2 Information is as of July 16, 2015 and consists of 142,857,143 shares of Common Stock issuable upon the conversion of 100 Series I Preferred Stock (which 100 shares of preferred stock, prior to conversion, has the right to 142,857,143 votes) owned by the Reporting Person and excludes 2,000,000 2,700,000 shares of Common Stock owned by Nasrat Hakim in his IRA, an additional 9,097,561 19,072,514 shares of Common Stock owned by Mr. Hakim and an additional 2,616,580 1,516,807 shares of Common Stock due and owing to Mr. Hakim as of June 30, 2015 (the latest practicable date) for compensation earned pursuant to Mr. Hakim’s employment agreement with the Issuer. issuable to Mr, Hakim as salary pursuant to his employment agreement with the Issuer. Calculation is based on shares outstanding reported on Form 10-K for year ended March 31, 2015.

CUSIP No. 28659T200

This Amendment No. 1 to Schedule 13D on the Common Stock of Elite Pharmaceuticals, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D (the "Schedule 13D") which was originally filed on February 19, 2014. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D. This Amendment No. 1 includes information as of April 23, 2015, the date of the event which requires the filing of this Amendment and as of July 18, 2015.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) to Schedule 13D is amended and, as amended, reads as follows:

(a) As of July 18, 2015, the Reporting Persons beneficially own 166,146,464 shares of Common Stock, representing approximately 20.7% of the outstanding shares of Common Stock (based upon was 658,419,047 shares of Common Stock outstanding as of June 8, 2015, as reported in Form 10-K for fiscal year ended March 31, 2015). Such shares of Common Stock beneficially owned by the Reporting Persons include: (i) 142,857,143 shares of Common Stock issuable upon the conversion of 100 shares of I Preferred (which 100 shares of preferred stock, prior to conversion, has the right to 142,857,143 votes) owned by Mikah; (ii) 19,072,514 shares of Common Stock owned by Mr. Hakim; (iii) an additional 2,700,000 shares of Common Stock owned by Mr. Hakim in his IRA; and (iv) 1,516,807 shares of Common Stock accrued and issuable to Mr. Hakim as salary pursuant to his employment agreement with the Issuer, as of June 30, 2015. As of April 23, 2015, the Reporting Persons beneficially owned 162,059,639 shares of Common Stock, representing approximately 21.3% of the outstanding shares of Common Stock (based upon was 618,411,948 shares of Common Stock outstanding as of April 23, 2015). Such shares of Common Stock beneficially owned by the Reporting Persons include: (i) 142,857,143 shares of Common Stock issuable upon the conversion of 100 shares of I Preferred (which 100 shares of preferred stock, prior to conversion, has the right to 142,857,143 votes) owned by Mikah; (ii) 2,570,018 shares of Common Stock owned by Mikah; (iii) 2,741,801 Warrants owned by Mikah; (iv) 13,760,695 shares of Common Stock owned by Mr. Hakim; (v) an additional 2,700,000 shares of Common Stock owned by Mr. Hakim in his IRA; and (vi) 732,121 shares of Common Stock accrued and issuable to Mr. Hakim as salary pursuant to his employment agreement with the Issuer, as of March 31, 2015.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2015

/s/ Nasrat Hakim
Nasrat Hakim

MIKAH PHARMA LLC

By:	/s/ Nasrat Hakim
Nasrat Hakim, President and CEO